

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2024

M. Andrew Franklin
Chief Executive Officer
CEDAR REALTY TRUST, INC.
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452

> **Re: CEDAR REALTY TRUST, INC.**
> **Schedule TO-I/A filed October 7, 2024**
> **File No. 5-38070**

Dear M. Andrew Franklin:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule TO-I/A filed October 7, 2024

General

1. While we do not agree with the analyses or conclusions set forth in your response to prior comment 2, we will not issue additional comments at this time.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202- 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions